SkyMirr Inc.

Profit and Loss
January - December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & marketing	597.00
Bank fees & service charges	107.01
Dues	
Software & apps	4,038.01
Total Dues	**4,038.01**
General business expenses	
Continuing education	885.00
Total General business expenses	**885.00**
Legal & accounting services	2,201.92
Legal Fees	9,712.00
Total Legal & accounting services	**11,913.92**
Meals	483.13
Travel meals	213.70
Total Meals	**696.83**
Miscellaneuos	9,970.15
Office expenses	1,865.37
Office supplies	241.76
Shipping & postage	1,142.71
Small tools & equipment	2,500.00
Total Office expenses	**5,749.84**
Payroll expenses	
Officers' salaries	51,905.70
Salaries & wages	14,578.86
Total Officers' salaries	**66,484.56**
Total Payroll expenses	**66,484.56**
Professional Services	126,842.18
Taxes paid	2,456.43
Employer Medicare	747.37
Employer Social Security	3,195.65
FUTA	42.00
Payroll taxes	16,648.87
SUTA	189.00
Taxes - Revenue	899.82
Total Taxes paid	**24,179.14**

SkyMirr Inc.

Profit and Loss
January - December 2023

	TOTAL
Travel	254.07
Airfare	11,437.65
Total Travel	**11,691.72**
Utilities	
Phone service	10,995.08
Total Utilities	**10,995.08**
Total Expenses	**$274,150.44**
NET OPERATING INCOME	**$ -274,150.44**
NET INCOME	**$ -274,150.44**